WINDSWEPT ENVIRONMENTAL GROUP, INC.
                              List of Subsidiaries

Name      State or Other Jurisdiction of Incorporation or Organization

New York Testing Laboratories Inc. ....................................Delaware
North Atlantic Laboratories Inc. ......................................New York
Sound Coast Remediation Inc. ..........................................Delaware
Trade-Winds Environmental Restoration, Inc. ...........................Delaware